ACK Right Endeavors LLC

Statements of Changes in Members' Equity

For the period from January 1st, 2019 until December 31, 2020

(Unaudited)

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, January 1st, 2019	$ 1,155,000	$ (38,481)	$ 1,116,519
Members' capital contribution	275,000	-	275,000
Net loss	-	(596,018)	(596,018)
Balance, December 31, 2019	$ 1,430,000	$ (634,499)	$ 795,501
Members' capital contribution		-	-
Net loss	-	(159,197)	(159,197)
Balance, December 31, 2020	$ 1,430,000	$ (793,696)	$ 636,304